January 21, 2025

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

       Re: Capstone Holding Corp.
           Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-284105
Dear Matthew Lipman:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Registration Statement on Form S-1 filed December 31, 2024
Risk Factors, page 14

1. We note your disclosure on page 38 that your liquidity is largely dependent on your ability to borrow funds on the Revolver, and that if you fail to fulfill your financial covenant requirements, your ability to continue as a going concern could be at risk.
       Where appropriate, please provide a risk factor discussing this risk. Capitalization, page 31

2. Here and elsewhere you refer to the cancellation of the Class C Preferred Interests.
       Please tell us the amount outstanding for the Class C Preferred Interests and where it is reported in your financial statements. Also, it appears the pro forma basis reflects
 January 21, 2025
Page 2

       exchange of the Special Preferred Membership Interests of $1,006(000) for loans in like aggregate principal amount as disclosed elsewhere. Please revise as appropriate.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Metelitsa